Exhibit A

CERTIFICATE OF AMENDMENT

FOR

BUDGETHOTELS NETWORK, INC.

Pursuant to NRS 78.385 and 78.390, the Company herewith files the following with the Nevada Secretary of State:

1.

The name of the corporation is Budgethotels Network, Inc.

2.

Article One of the Articles of Incorporation has been amended in its entirety to read as follows:

The name of the corporation is Edentify, Inc.

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is  55%.

4.

The effective date of filing is May____, 2005.

By: /s/ William P. McLaws

President